

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 5, 2012

<u>Via E-mail</u>
Ajay Banga
President and Chief Executive Officer
MasterCard Incorporated
2000 Purchase Street
Purchase, NY 10577

      Re: MasterCard Incorporated
             Form 10-K for the Fiscal Year Ended December 31, 2011
             Filed February 16, 2012
             File No. 1-32877

Dear Mr. Banga:

      We refer you to our comment letters dated July 10, 2012 and August 9, 2012, regarding business contacts with Cuba, Iran, Sudan, and Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Cecilia Blye

                                        Cecilia Blye, Chief
                                        Office of Global Security Risk

cc: Barbara Jacobs
       Assistant Director
       Division of Corporation Finance